Filed pursuant to Rule 433

Registration No. 333-181385

July 2, 2013

Final Term Sheet
USD 1,000,000,000 Floating Rate Global Notes due 2015

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,000,000,000

Denomination:	USD 1,000

Maturity Date:	July 9, 2015

Redemption Amount:	100%

Rate of Interest:

One-Month LIBOR (as defined below) plus a margin of 0.06% per annum.

The notes will bear interest on their Aggregate Principal Amount from (and including) July 9, 2013 to (but excluding) the first Interest Payment Date (as defined below) and thereafter from (and including) each Interest Payment Date to (but excluding) the next following Interest Payment Date (each such period, an “Interest Period”). Interest on the notes will be payable in arrears on each Interest Payment Date. The rate of interest for each Interest Period will be determined on the applicable Interest Determination Date (as defined below).

One-Month LIBOR:

One-Month LIBOR, as determined by the Calculation Agent (as defined below), will be the rate for deposits in U.S. dollars with maturities of one month that appears on the Screen Page (as defined below) as of 11:00 A.M. (London time) on the applicable Interest Determination Date.

If, as at such time, the Screen Page is not available or if no such quotation appears, the reference rate for the determination of the Rate of Interest for the relevant Interest Period (the “Reference Rate”) will be the rate calculated by the Calculation Agent based on at least two offered quotations obtained by the Calculation Agent after requesting the principal London office of each of four major banks in the London interbank market (which may include the Calculation Agent, the Paying Agent, the Additional Paying Agent, the Registrar or their affiliates), selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for a period of one month, commencing on the first London Business Day (as defined below) of the relevant Interest Period, to prime banks in the London interbank market at approximately 11:00 A.M. (London time) on that Interest Determination Date and in a Representative Amount (as defined below). If at least two quotations are provided as requested, the Reference Rate for the relevant Interest Period will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the quotations provided. If fewer than two quotations are provided as requested, the Reference Rate will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the quotations at approximately 11:00 A.M. (London time) on the applicable Interest Determination Date by the principal London office of each of three major banks (which may include the Calculation Agent, the Paying Agent, the Additional Paying Agent, the Registrar or their affiliates), selected by the Calculation Agent, for loans in U.S. dollars to leading European banks, for a period of one month, commencing on the first London Business Day of the relevant Interest Period and in a Representative Amount.

“London Business Day” means any day, other than a Saturday or Sunday, on which credit institutions are open for business in London.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Screen Page:	Reuters LIBOR01 page or such other page as may replace such page from time to time

Date of Pricing:	July 2, 2013

Closing Date:	July 9, 2013

Interest Payment Dates:	The 9th day of each month in each year, commencing on August 9, 2013, subject to the Business Day Convention.

Interest Determination Dates:	The second London Business Day immediately preceding the first day of the relevant Interest Period.

Interest Amount:

The Calculation Agent will, on or as soon as practicable after each Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable on the notes for the relevant Interest Period (the “Interest Amount”). Each Interest Amount will be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the Aggregate Principal Amount of the notes and rounding the resultant figure to the nearest U.S. cent (with 0.5 U.S. cents being rounded upwards).

The Calculation Agent will cause the Rate of Interest, each Interest Amount, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Paying Agent, the Additional Paying Agent

and the noteholders as soon as possible after determination, but in no event later than the fourth London Business Day thereafter and, if required by the rules of the Luxembourg Stock Exchange, also to be notified to the Luxembourg Stock Exchange as soon as possible after determination. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Luxembourg Stock Exchange, the Issuer, the Paying Agent, the Additional Paying Agent and the noteholders.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agent, the Additional Paying Agent and the noteholders.

Currency of Payments:	USD

Price to Public/Issue Price:	100.00%

Underwriting Commissions:	None

Proceeds to Issuer:	100.00%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:

Modified following, adjusted

If any due date (other than the Maturity Date) would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day; provided, however, that, if that date would fall in the next succeeding month, such date will be the immediately preceding Business Day. If any such due date (other than the Maturity Date) is postponed or brought forward as described above, the Interest Amount will be adjusted accordingly and the noteholder will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest will be paid in respect of the delay in such payment.

Day Count Fraction:	Actual/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360)

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769FT69

CUSIP:	500769FT6

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service[2] and AAA by Fitch Ratings

Managers:	BNP PARIBAS Deutsche Bank Goldman Sachs International

Stabilization Manager:	Deutsche Bank AG, London Branch

Calculation Agent:	The Bank of New York Mellon

Registrar:	The Bank of New York Mellon (Luxembourg) S.A.

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746912008093/a2210593z424b3.htm. KfW’s base prospectus relating to the notes is available through the following link:  http://www.sec.gov/Archives/edgar/data/821533/000104746912008091/a2209648z424b3.htm. Alternatively, Deutsche Bank will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-503-4611.

1  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

2  Outlook changed to “negative” on July 25, 2012.